UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K sets forth an ad hoc release published by Deutsche Bank AG on January 5, 2018 and a media release published by Deutsche Bank AG on January 4, 2018. This Report on Form 6-K is hereby incorporated by reference into Registration Statements Nos. 333-206013 and 333-218897 of Deutsche Bank AG.

Ad-hoc Release | January 5, 2018

Deutsche Bank estimates the impacts of U.S. tax reforms and updates on fourth quarter 2017 results

Frankfurt am Main, 5 January 2018 – 16:04 CET – As a result of the recent enactment of the Tax Cuts and Jobs Act (TCJA), Deutsche Bank AG (XETRA: DBKGn.DE/ NYSE: DB) expects to recognize an approximate €1.5 billion non-cash tax charge in the Group’s consolidated IFRS financial results for the fourth quarter 2017 from a valuation adjustment to its U.S. Deferred Tax Assets (DTA). This adjustment reflects an estimate of the impact of reducing the federal tax rate applicable to Deutsche Bank’s U.S. operations to 21% from 35% previously.

As a result, Deutsche Bank expects to record a small full-year after-tax loss on an IFRS basis. The revaluation of U.S. DTA is expected to reduce the fully-loaded Common Equity Tier 1 ratio by approximately 10 bps and is not expected to impact Deutsche Bank’s ability to make scheduled payments on its Additional Tier 1 securities.

Effective January 1, 2018, the reduction in the U.S. federal tax rate to 21% is expected to reduce Deutsche Bank Group’s effective tax rate on average to the lower end of its previously communicated 30-35% range, based on the current mix of taxable income.

The TCJA also introduced the U.S. Base Erosion and Anti-Abuse Tax (BEAT). While Deutsche Bank will require additional detailed analysis in order to assess its impact, and further interpretive guidance and clarifications are anticipated, Deutsche Bank does not currently anticipate any significant long-term impact from BEAT on its tax rate.

Deutsche Bank also announced that trading conditions in the fourth quarter 2017 were characterized by low volatility in financial markets and low levels of client activity in key businesses. Combined fourth quarter 2017 Fixed Income (FIC) Sales & Trading, Equity Sales & Trading and Financing revenues are expected to be approximately 22% below the prior year period, excluding the impact of Debt Valuation Adjustments in both periods.

Although Deutsche Bank expects to report positive IBIT for the full year, it expects to report negative IBIT for the fourth quarter before taking into account combined restructuring and severance costs and litigation charges that are currently anticipated to be approximately €0.5 billion in the quarter. This reflects the weak revenue environment, elevated adjusted costs [1] currently anticipated to be broadly in line with the prior year period, and a loss on sale from the recently announced disposal of the Polish Private & Commercial Bank business.

Deutsche Bank will report preliminary fourth quarter and full year results on February 2, 2018.

[1] Deutsche Bank defines “adjusted costs” as noninterest expenses excluding the impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information, please refer to “Other Information: Non-GAAP Financial Measures” in the Interim Report as of September 30, 2017.

Media Release | January 4, 2018

Deutsche Bank publishes 2018 SREP requirements

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) has been informed by the European Central Bank (ECB) of its decision regarding prudential capital requirements to be maintained from January 1, 2018 onwards, following the results of the 2017 Supervisory Review and Evaluation Process (SREP). The decision requires Deutsche Bank, on a consolidated basis, to maintain a phase-in Common Equity Tier 1 (CET 1) ratio of at least 10.65% for 2018. This CET 1 capital requirement includes: the minimum Pillar 1 requirement (4.50%); the Pillar 2 requirement (2.75%); the capital conservation buffer (1.875%); the countercyclical buffer (currently 0.02%); and the requirement deriving from Deutsche Bank’s designation as global systemically important bank (1.50%).

The new CET 1 capital ratio requirement of 10.65% for 2018 is above Deutsche Bank’s 2017 SREP requirement of 9.52%, reflecting the further phase-in of the capital conservation buffer and the G-SIB buffer. It sets the level below which Deutsche Bank would be required to calculate the Maximum Distributable Amount (MDA). The MDA is used to determine restrictions on distributions in the form of dividends on CET 1 capital, new variable remuneration and coupon payments to holders of Additional Tier 1 instruments.

Corresponding 2018 requirements are set for Deutsche Bank’s Tier 1 capital ratio (12.15%) and Total capital ratio (14.15%). All requirements are articulated on a phase-in basis. In comparison, Deutsche Bank’s last reported consolidated capital ratios on a phase-in basis were 14.58% CET 1 capital, 17.00% Tier 1 capital and 18.70% Total capital, all as of 30 September 2017.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2016 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2017, on pages 14 through 47 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted IBIT	Income before income taxes
Net income attributable to Deutsche Bank shareholders	Net income
Adjusted costs	Noninterest expenses
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) the subsection “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 to Deutsche Bank AG’s Report on Form 6-K, dated October 26, 2017, (ii) Exhibit 99.4 to Deutsche Bank AG’s Report on Form 6-K, dated October 26, 2017, (iii) pages 6 and 7 of our 2016 Annual Report on Form 20-F and (iv) “Supplementary Information: Non-GAAP Financial Measures” on pages 467 through 472 of our 2016 Annual Report, which constitutes part of our 2016 Annual Report on Form 20-F.

As set forth in Exhibit 99.4 to Deutsche Bank AG’s Report on Form 6-K, dated October 26, 2017, Adjusted IBIT is calculated by adjusting income before income taxes under IFRS for (i) debt valuation adjustments and the effects of changes in own credit spreads, (ii) restructuring and severance, (iii) litigation and (iv) impairment of goodwill and other intangible assets. We believe that a presentation of income before income taxes excluding the impact of these items provides a useful depiction of the performance of our businesses.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this document reflect these transitional rules.

We also set forth in this report and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except with respect to a limited set of equity investments. As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors. We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to (i) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 to Deutsche Bank AG’s Report on Form 6-K, dated October 26, 2017, and (ii) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 136 through 152 of the Annual Report 2016, in particular the subsections thereof entitled “Development of regulatory capital”, “Development of risk-weighted assets” and “Leverage Ratio”, and, with respect to the effect of the grandfathering rule on our fully loaded CRR/CRD 4 measures, to “Supplementary Information: Non-GAAP Financial Measures: Fully loaded CRR/CRD 4 Measures” on pages 471 and 472 of the Annual Report 2016, which Annual Report 2016 constitutes a part of our 2016 Annual Report on Form 20-F.

When used with respect to future periods, our fully loaded CRR/CRD 4 measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD 4 measures that would correspond to these fully loaded CRR/CRD 4 measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD 4 measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: January 5, 2018
	By:	/s/ Serdar Oezkan
Name: Serdar Oezkan
Title: Director

	By:	/s/ Joseph C. Kopec
Name: Joseph C. Kopec
Title: Managing Director and Senior Counsel